UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2018

W. P. CAREY INC.

(Exact Name of Registrant as Specified in its Charter)

Maryland

(State or Other Jurisdiction

of Incorporation)

001-13779	45-4549771
(Commission File Number)	(IRS Employer Identification No.)

50 Rockefeller Plaza, New York, NY	10020
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 492-1100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒               Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company      ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01 - Entry into a Material Definitive Agreement.

Merger Agreement

On June 17, 2018, W. P. Carey Inc. (“W. P. Carey” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Corporate Property Associates 17 — Global Incorporated (“CPA®:17”), CPA17 Merger Sub LLC, an indirect subsidiary of W. P. Carey (“Merger Sub”), and, for the limited purposes set forth therein, Carey Asset Management Corp. (“CAM”), W. P. Carey & Co. B.V. (“W. P. Carey BV”) and W. P. Carey Holdings, LLC (the “Special General Partner”), each an indirect subsidiary of W. P. Carey, and CPA®: 17 Limited Partnership (“CPA17 LP”). CPA®:17 is a publicly-owned, non-listed real estate investment trust, which was sponsored by W. P. Carey and for which W. P. Carey and its affiliates serve as advisor. Upon the terms and subject to the conditions set forth in the Merger Agreement, CPA®:17 will merge with and into Merger Sub, with Merger Sub surviving the merger as an indirect wholly-owned subsidiary of W. P. Carey (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, $0.001 par value per share, of CPA®: 17 issued and outstanding immediately prior to the Effective Time shall be cancelled and, in exchange for cancellation of such share, the rights attaching to such share shall be converted automatically into the right to receive 0.160 shares (the “Exchange Ratio”) of W. P. Carey common stock, $0.001 par value per share (the “W. P. Carey Common Stock”). The Exchange Ratio was determined as a result of negotiations between the Board of Directors of W. P. Carey and a Special Committee of Independent Members of the Board of Directors of CPA®:17 (the “Special Committee”), with the assistance of separate financial and legal advisors.

The Merger Agreement contains customary representations, warranties and covenants of W. P. Carey and CPA®:17, including, among others, covenants (i) to conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and consummation of the Merger and (ii) not to engage in certain kinds of transactions during such period. The Merger Agreement also provides CPA®:17 with a 30-day go-shop provision.

The consummation of the Merger is subject to customary conditions, including, among others, (i) approval of the Merger by the stockholders of each of W. P. Carey and CPA®:17  (the stockholders of CPA®:17, the “CPA®:17 Stockholders”), (ii) the absence of any law or order prohibiting the consummation of the Merger, (iii) the effectiveness of  a registration statement on Form S-4 (the “Form S-4”) relating to the shares of W. P. Carey Common Stock to be issued to the CPA®:17 Stockholders in connection with the Merger, (iv) the approval for the listing on the New York Stock Exchange of the shares of W. P. Carey Common Stock to be issued to the CPA®:17 Stockholders in connection with the Merger, (v) all consents, approvals, permits and authorizations having been obtained and (vi) other customary closing conditions. In addition, W. P. Carey’s and CPA®:17’s respective obligations to consummate the Merger are subject to certain other conditions, including, among others, (i) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (ii) compliance of the other party with its covenants in the Merger Agreement in all material respects, (iii) the delivery of opinions from counsel relating to the U.S. federal income tax code treatment of the Merger and the tax status of certain of the parties to the Merger Agreement, and (iv) no change, event or circumstance having occurred that would constitute a material adverse effect on the other party.

CAM, W. P. Carey BV and certain of their affiliates provide investment and advisory services to CPA®:17 pursuant to written advisory agreements (the “Advisory Agreements”). Subject to the terms and conditions of the Merger Agreement, upon the consummation of the Merger, CAM and W. P. Carey BV have agreed to terminate the Advisory Agreements and waive any Subordinated Disposition Fees (as defined in the Advisory Agreements), but will continue to be entitled to receive any and all other accrued and unpaid fees pursuant to the Advisory Agreements.

Pursuant to the terms of the amended and restated limited partnership agreement of CPA17 LP dated as of January 1, 2015 (the “CPA17 LP Agreement”), by and among CPA17 LP and the Special General Partner, the Special General Partner is entitled to (i) distributions of Capital Proceeds upon a Change of Control Event, and related allocation of profits and losses, under the CPA17 LP Agreement (as such terms are defined in the CPA17 LP Agreement) (the amounts in this clause (i), the “Capital Proceeds”) and (ii) rights to amounts in respect of the

Special General Partner Interest pursuant to the CPA17 LP Agreement (as such term is defined in the CPA17 LP Agreement) (the amounts in this clause (ii), the “Special GP Amount,” and together with the Capital Proceeds, the “Advisor Closing Amounts”). Subject to the terms and conditions of the Merger Agreement, upon the consummation of the Merger, the Special General Partner has agreed to waive its right to receive the Advisor Closing Amounts.

The Merger Agreement contains certain termination rights for both W. P. Carey and CPA®:17. Each of W. P. Carey and CPA®:17 has agreed to pay the other party’s out-of-pocket expenses if the Merger Agreement is terminated because such party breaches any of its representations, warranties, covenants or agreements made in the Merger Agreement.

In addition, in the event that the Merger Agreement has been terminated either (i) by CPA®:17, in the event that the Special Committee has withdrawn its recommendation of the Merger, or approved or recommended a CPA17 Superior Competing Transaction (as defined in the Merger Agreement), in each instance, in accordance with the Merger Agreement, or (ii) by W. P. Carey, in the event that either (x) the CPA®:17 Board of Directors or any committee thereof has withdrawn or modified in any manner adverse to W. P. Carey its approval or recommendation of the Merger in connection with, or approved or recommended, any CPA17 Superior Competing Transaction or (y) CPA®:17 has entered into any agreement with respect to any CPA17 Superior Competing Transaction (the events set forth in clauses (i) and (ii), the “Applicable Termination Provisions”), then in each instance, concurrently with any such termination, CPA®:17 has agreed to pay W. P. Carey a termination fee equal to $114 million; provided, however, in the event that CPA®:17 enters into an alternative acquisition agreement with a person or entity from whom it received a bona-fide written offer or other communication constituting a CPA17 Competing Transaction (as defined in the Merger Agreement) prior to the expiration of the go-shop period, the termination fee shall be reduced to $38 million (the “CPA17 Termination Fee”).

In the event that the Merger Agreement is terminated, the CPA17 Termination Fee is paid, and the Advisor Closing Amounts are payable as a result thereof, then (A) an amount equal to the lesser of (i) the CPA17 Termination Fee actually paid, and (ii) the Special GP Amount, shall be credited against the Advisor Closing Amounts payable pursuant to the CPA17 Advisory Agreements and the CPA17 LP Agreement, and (B) no Subordinated Disposition Fees shall be payable to W. P. Carey and its affiliates in respect of the consummation of any CPA17 Competing Transaction (as defined in the Merger Agreement) that would otherwise result in the payment of any Subordinated Disposition Fees. Additionally, in the event that the Merger Agreement is terminated pursuant to any of the Applicable Termination Provisions and a CPA17 Competing Transaction is consummated, the parties to the Merger Agreement have agreed that the Call Right (as such term is defined in the CPA17 LP Agreement) shall be deemed exercised by CPA17 LP and the payment of the Advisor Closing Amounts shall be deemed to satisfy in full all amounts payable in connection with the Special GP Amount.

The parties to the Merger Agreement intend that the Merger satisfy applicable requirements to qualify as a tax-deferred reorganization.

The foregoing descriptions of the Merger Agreement and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

General

The Merger Agreement, the Merger and the other transactions contemplated in the Merger Agreement have been recommended by the Special Committee and unanimously approved by the Independent Directors of CPA®:17 on June 17, 2018 and the Board of Directors of W. P. Carey on June 16, 2018.

The Merger Agreement has been included to provide investors with information regarding the terms of the Merger, and the other transactions contemplated by the Merger Agreement. The Merger Agreement is not intended to provide any other factual information about W. P. Carey, CPA®:17 or their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties of W. P. Carey and CPA®:17. The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement, and are qualified by information in disclosure schedules that the parties have exchanged in connection with the execution of the Merger

Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what an investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. Accordingly, you should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about W. P. Carey, CPA®:17, and their respective subsidiaries that are included in reports, statements and other filings made with the Securities and Exchange Commission (the “SEC”).

Cautionary Statement Concerning Forward-Looking Statements

Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of the Company and can be identified by the use of words such as “may,” “will,” “should,” “would,” “will be,” “will continue,” “will likely result,” “believe,” “project,” “expect,” “anticipate,” “intend,” “estimate” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding: the anticipated benefits of the merger, including the statements made by Mr. Jason Fox; our ability to close the proposed merger; the impact of the proposed merger on our earnings and on our credit profile; the strategic rational and transaction benefits; our ability to refinance mortgage debt with unsecured bonds; capital markets; our ability to sell shares under our “at-the-market” program and the use of proceeds from that program; tenant credit quality; the general economic outlook; our expected range of Adjusted funds from operations, or AFFO, including the impact on AFFO as a result of the proposed merger; our corporate strategy; our capital structure; our portfolio lease terms; our international exposure and acquisition volume; our expectations about tenant bankruptcies and interest coverage; statements regarding estimated or future economic performance and results, including our underlying assumptions, occupancy rate, credit ratings, and possible new acquisitions and dispositions; the outlook for the investment programs that we manage, including their earnings, as well as possible liquidity events for those programs; statements that we make regarding our ability to remain qualified for taxation as a real estate investment trust, or REIT; the impact of recently issued accounting pronouncements, the Tax Cuts and Jobs Act in the United States adopted in 2017, and other regulatory activity, such as the General Data Protection Regulation in the European Union or other data privacy initiatives; the amount and timing of any future quarterly dividends; our existing or future leverage and debt service obligations; our estimated future growth; our projected assets under management; our future capital expenditure levels; our future financing transactions; and our plans to fund our future liquidity needs.

These statements are based on the current expectations of our management. It is important to note that our actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on our business, financial condition, liquidity, results of operations, AFFO, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect our future results, performance, achievements, or transactions. Information on factors that could impact actual results and cause them to differ from what is anticipated in the forward-looking statements contained herein is included in our filings with the Securities and Exchange Commission, or the SEC from time to time, including, but not limited to those described in Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2017, as filed with the SEC on February 23, 2018. Moreover, because we operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, potential investors are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this presentation, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, we do not undertake to revise or update any forward-looking statements.

Additional Information and Where to Find it:

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws. W. P. Carey intends to file a Registration Statement on Form S-4 and mail the Joint Proxy Statement/Prospectus and other relevant documents to its security holders in connection with the proposed Merger.

WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY W. P. CAREY AND CPA®:17 IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:17 AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY.

Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:17’s website (http://www.cpa17global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:17 with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Proxy Solicitation:

Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 03, 2018 in connection with its 2018 annual meeting of stockholders, and information regarding CPA®:17’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:17 on April 20, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC when they become available.

ITEM 7.01 - Regulation FD Disclosure.

Investor Presentation

The Company prepared an investor presentation with respect to the contemplated Merger. A copy of the investor presentation is furnished as Exhibit 99.1 to this Current Report on Form 8-K. The investor presentation will be used by the Company during calls with investors, stockholders, analysts, brokers and other parties interested in the Merger. The investor presentation will be posted on the Company’s website at http://wpcarey.com.

The investor presentation shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.1, shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act regardless of any general incorporation language in the filing.

Press Release

On June 18, 2018, the Company issued a press release announcing the execution of the Merger Agreement and related information, a copy of which is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

The press release shall not be deemed “filed” for any purpose, including for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section. The information in this Item 7.01, including Exhibit 99.2, shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act regardless of any general incorporation language in the filing.

ITEM 9.01 - Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1

Agreement and Plan of Merger dated as of June 17, 2018, by and between Corporate Property Associates 17 — Global Incorporated, W. P. Carey Inc., CPA17 Merger Sub LLC, and, for the limited purposes set forth therein, Carey Asset Management Corp., W. P. Carey & Co. B.V., W. P. Carey Holdings, LLC, and CPA®: 17 Limited Partnership.

99.1	Presentation by W. P. Carey Inc. to analysts and investors on June 18, 2018.

99.2	Press Release issued on June 18, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

W. P. Carey Inc.

Date: June 18, 2018	By:	/S/ToniAnn Sanzone
ToniAnn Sanzone
Chief Executive Officer